Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

Pricing Supplement dated June 18, 2020
(To ETF Underlying Supplement dated December 16, 2019,
Prospectus Supplement dated December 16, 2019, and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$500,000 Contingent Coupon Autocallable Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF due June 23, 2025

•                  The Contingent Coupon Autocallable Notes (the “notes”) will provide quarterly Contingent Coupon Payments at a rate of 3.00% (12.00% per annum) until the earlier of maturity or automatic call if, and only if, the Closing Price of the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “Fund”) on the applicable quarterly Coupon Determination Date is greater than or equal to the Coupon Barrier Price (50% of the Initial Price).

•                  If the Closing Price of the Fund on any quarterly Call Observation Date beginning on December 18, 2020 and ending on March 19, 2025 is greater than or equal to the Call Price (100% of the Initial Price), we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment. No further amounts will be owed to you.

•                  If the notes have not been previously called, the Payment at Maturity will depend on the Final Price and will be calculated as follows:

a.                If the Final Price is greater than or equal to the Principal Barrier Price (50% of the Initial Price): (i) the principal amount plus (ii) the final Contingent Coupon Payment.

b.              If the Final Price is less than the Principal Barrier Price: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change. In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount(1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$45.00	$955.00
Total	$500,000.00	$22,500.00	$477,500.00

(1)          Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $955.00 per note.

(2)          Jefferies LLC (“Jefferies”) will receive a commission of $45.00 (4.50%) per $1,000 principal amount of notes. Jefferies may use a portion of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” on page PS-17 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $913.00 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on June 23, 2020 against payment in immediately available funds.

Jefferies LLC

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”), the prospectus supplement dated December 16, 2019 (the “prospectus supplement”) and the ETF Underlying Supplement dated December 16, 2019 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. None of us, Jefferies or any of our respective affiliates has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

None of us, Jefferies or any of our respective affiliates is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or Jefferies, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073069/a19-25016_13424b2.htm

•                  Prospectus supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•                  Prospectus dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg ticker “XOP UP Equity”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$500,000

Term:	Five years, unless previously called

Trade Date:	June 18, 2020

Original Issue Date:	June 23, 2020

Final Valuation Date:	June 18, 2025, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Fund” in the underlying supplement.

Maturity Date:

June 23, 2025. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Is a Single Fund” in the underlying supplement.

Contingent Coupon Payment:

On each Coupon Payment Date, you will receive a payment at the Contingent Coupon Rate if, and only if, the Closing Price of the Fund on the related Coupon Determination Date is greater than or equal to the Coupon Barrier Price.

If the Closing Price of the Fund on any Coupon Determination Date is less than the Coupon Barrier Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Closing Price of the Fund is less than the Coupon Barrier Price on all quarterly Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the notes.

Each quarterly Contingent Coupon Payment, if payable, will be calculated per note as follows: $1,000 × Contingent Coupon Rate × (90/360). Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.

Contingent Coupon Rate:	12.00% per annum (or 3.00% per quarter).

Coupon Barrier Price:	$28.69, which is 50% of the Initial Price (rounded to two decimal places).

Coupon Determination Dates:	Coupon Determination Dates*
	September 18, 2020	March 20, 2023
	December 18, 2020	June 20, 2023
	March 18, 2021	September 20, 2023
	June 18, 2021	December 20, 2023
	September 20, 2021	March 20, 2024
	December 20, 2021	June 19, 2024
	March 18, 2022	September 18, 2024
	June 20, 2022	December 18, 2024
	September 20, 2022	March 19, 2025
	December 20, 2022	June 18, 2025

*Each Coupon Determination Date is subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Is a Single Fund” in the underlying supplement.

Coupon Payment Dates:	Coupon Payment Dates*
	September 23, 2020	March 23, 2023
	December 23, 2020	June 23, 2023
	March 23, 2021	September 25, 2023
	June 23, 2021	December 26, 2023
	September 23, 2021	March 25, 2024
	December 23, 2021	June 24, 2024
	March 23, 2022	September 23, 2024
	June 23, 2022	December 23, 2024
	September 23, 2022	March 24, 2025
	December 23, 2022	June 23, 2025

*Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Is a Single Fund” in the underlying supplement.

Call Feature:

If the Closing Price of the Fund on any quarterly Call Observation Date is greater than or equal to the Call Price, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment otherwise due for that Call Observation Date.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Price:	100% of the Initial Price

Call Observation Dates:	The Coupon Determination Dates, beginning on December 18, 2020 and ending on March 19, 2025.

Call Payment Dates:	The relevant Coupon Payment Date.

Payment at Maturity:	If the notes have not been previously called, the Payment at Maturity will be based on the Final Price and will be calculated as follows:

• If the Final Price is greater than or equal to the Principal Barrier Price:

Principal Amount + Final Contingent Coupon Payment

•                            If the Final Price is less than the Principal Barrier Price:

Principal Amount + (Principal Amount x Percentage Change)

In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change”, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Principal Barrier Price:	$28.69, which is 50% of the Initial Price (rounded to two decimal places).

Initial Price:	$57.37, which was the Closing Price of the Fund on June 17, 2020, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	The Closing Price of the Fund on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13605WZJ3 / US13605WZJ34

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price relative to the Initial Price. We cannot predict the Closing Price of the Fund on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Fund or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Fund from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any Contingent Coupon Payments paid prior to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Contingent Coupon Rate:	12.00% per annum (or 3.00% per quarter)

Hypothetical Initial Price:	$100

Hypothetical Principal Barrier Price:	$50 (50% of the Initial Price)

Hypothetical Final Price	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Paid Prior to Maturity)
$200.00	100.00%	$1,030.00 (1)	3.00%
$175.00	75.00%	$1,030.00	3.00%
$150.00	50.00%	$1,030.00	3.00%
$125.00	25.00%	$1,030.00	3.00%
$100.00(2)	0.00%	$1,030.00	3.00%
$90.00	-10.00%	$1,030.00	3.00%
$80.00	-20.00%	$1,030.00	3.00%
$70.00	-30.00%	$1,030.00	3.00%
$60.00	-40.00%	$1,030.00	3.00%
$50.00(3)	-50.00%	$1,030.00	3.00%
$49.00	-51.00%	$490.00	-51.00%
$25.00	-75.00%	$250.00	-75.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

(1)                                 The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment.

(2)                                 The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price is set forth on page PS-4 of this pricing supplement.

(3)                                 This is the hypothetical Principal Barrier Price.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change Is 50.00%.

Because the Final Price is greater than the Principal Barrier Price, the Payment at Maturity would be $1,030.00 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 3.00%)

= $1,030.00

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the final Contingent Coupon Payment when the Final Price is at or above the Principal Barrier Price, regardless of the extent to which the price of the Fund increases.

Example 2: The Percentage Change Is -20.00%.

Because the Final Price is greater than the Principal Barrier Price, the Payment at Maturity would be $1,030.00 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 3.00%)

= $1,030.00

Example 2 shows that the Payment at Maturity will equal the principal amount plus the final Contingent Coupon Payment when the Final Price is at or above the Principal Barrier Price, although the price of the Fund has decreased.

Example 3: The Percentage Change Is -75.00%.

Because the Final Price is less than the Principal Barrier Price, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change)

= $1,000 + ($1,000 × -75.00% )

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Fund from the Initial Price if the Final Price is less than the Principal Barrier Price.  You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of the Fund, and will be fully exposed to a decrease in the Fund if the Final Price is less than the Principal Barrier Price.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the Closing Price of the Fund will be at or above the Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price will be at or above the Principal Barrier Price.

•                  You seek an investment with quarterly Contingent Coupon Payments at a rate of 3.00% (12.00% per annum) until the earlier of maturity or automatic call, if, and only if, the Closing Price of the Fund on the applicable Coupon Determination Date is greater than or equal to the Coupon Barrier Price.

•                  You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price is less than the Principal Barrier Price.

•                  You are willing to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                  You are willing to invest in the notes based on the fact that your maximum potential return is the sum of any Contingent Coupon Payments payable on the notes.

•                  You are willing to forgo participation in any appreciation of the Fund.

•                  You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately six months, or you are otherwise willing to hold the notes to maturity.

•                  You do not seek certainty of current income over the term of the notes.

•                  You are willing to forgo dividends or other distributions paid on the Fund.

•                  You do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•                  You believe that the Closing Price of the Fund will be below the Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price will be below the Principal Barrier Price.

•                  You believe that the Contingent Coupon Payments, if any, will not provide you with your desired return.

•                  You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price is less than the Principal Barrier Price.

•                  You are unwilling to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek an uncapped return on your investment.

•                  You seek exposure to the upside performance of the Fund.

•                  You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•                  You seek certainty of current income over the term of the notes.

•                  You want to receive dividends or other distributions paid on the Fund.

•                  You seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price. The Bank will only repay you the full principal amount of your notes if the Final Price is equal to or greater than the Principal Barrier Price. If the Final Price is less than the Principal Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price is less than the Initial Price. You may lose a substantial portion or all of the principal amount. Even with any Contingent Coupon Payments, the return on the notes could be negative.

The automatic Call Feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Contingent Coupon Payment. In addition, if the notes are called, which may occur as early as the first Coupon Determination Date, the amount of coupon payable on the notes will be less than the full amount of coupon that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Contingent Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes do not provide for fixed payments of interest and you may receive no Contingent Coupon Payments on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon Payment if, and only if, the Closing Price of the Fund on the related Coupon Determination Date is greater than or equal to the Coupon Barrier Price. If the Closing Price of the Fund on any Coupon Determination Date is less than the Coupon Barrier Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date, and if the Closing Price of the Fund is less than the Coupon Barrier Price on each Coupon Determination Date over the term of the notes, you will not receive any Contingent Coupon Payments over the entire term of the notes.

You will not participate in any appreciation of the Fund and your return on the notes will be limited to the Contingent Coupon Payments paid on the notes, if any.

The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment and any positive return you receive on the notes will be composed solely of the sum of any Contingent Coupon Payments received prior to and at maturity. You will not participate in any appreciation of the Fund. Therefore, if the appreciation of the Fund exceeds the sum of the Contingent Coupon Payments paid to you, if any, the notes will underperform an investment in securities linked to the Fund providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Fund.

The payments on the notes are not linked to the price of the Fund at any time other than the Coupon Determination Dates.

The payments on the notes will be based on the Closing Price of the Fund on the Coupon Determination Dates. Therefore, for example, if the Closing Price of the Fund declined substantially as of a Coupon Determination Date compared to the Initial Price or Coupon Barrier Price, as applicable, the notes will not be called and the relevant Contingent Coupon Payment will not be payable. Similarly, if the Final Price declined substantially as of the Final Valuation Date compared to the Principal Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Fund prior to the Final Valuation Date. Although the actual price of the Fund at other times during the term of the notes may be higher than the Closing Price on a Coupon Determination Date, the payments on the notes will not benefit from the Closing Price of the Fund at any time other than the Coupon Determination Dates.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Fund, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our respective affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our respective affiliates may engage in trading and other business activities related to the Fund or any of its underlying assets that are not for your account or on your behalf. We, the agent, and our respective affiliates also may issue or underwrite other financial instruments with returns based upon the Fund. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our respective affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of the Fund or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our respective affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our or its affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the price of the Fund and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our respective affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our respective affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Fund has occurred, and make a good faith estimate in its sole discretion of the Closing Price for the Fund if the relevant Coupon Determination Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The performance of the Fund may not correlate with the performance of its underlying index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although the Fund is designed to track the performance of its underlying index, the performance of the Fund and that of its underlying index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the underlying index and/or holding assets that are not included in the underlying index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the underlying index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of the Fund may not match the performance of its underlying index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the underlying index or the same as a debt security with a return linked to the performance of the underlying index.

An investment in the notes is subject to risks associated with investing in securities with concentration in the oil and gas exploration and production industry.

All or substantially all of the stocks held by the XOP are issued by companies in the oil and gas exploration and production industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Companies in the oil and gas sector develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the XOP’s performance. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims. These factors could affect the oil and gas exploration and production industry and could affect the value of the stocks held by the XOP and the price of the XOP during the term of the notes, which may adversely affect the value of your notes.

The notes will be subject to risks associated with non-U.S. companies.

The Fund holds the common stocks of non-U.S. companies. An investment in the notes involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies’ common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could adversely affect the value of the notes.

The foreign securities held by the Fund may have less liquidity and could be more volatile than the securities traded in U.S. or other longer-established securities markets.  Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may adversely affect trading levels or prices and volumes in those markets.  The other special risks associated with foreign securities may include, but are not limited to:  less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties.

These factors may adversely affect the performance of the Fund and, as a result, the value of the notes.

The notes will be subject to currency exchange risk.

The prices of some securities held by the Fund will be converted into U.S. dollars for purposes of calculating the net asset value of the Fund.  As a result, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade.  Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Fund denominated in each such currency.  If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the price of the Fund will be adversely affected and, depending on the terms of your notes, the return on the notes, if any, may be reduced.

Higher Contingent Coupon Rate or lower Principal Barrier Price are generally associated with the Fund with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the price of the Fund. The greater the expected volatility with respect to the Fund on the Trade Date, the higher the expectation as of the Trade Date that the price of the Fund could close below the Principal Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Barrier Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of a fund with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Price may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Fund can change significantly over the term of the notes. The price of the Fund could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Fund and the potential to lose some or all of your principal at maturity.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity or automatic call. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, Jefferies or any of our or its affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Jefferies or any of our or its affiliates are willing to transact. If none of Jefferies or any of our or its affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE FUND

The SPDR® S&P® Oil & Gas Exploration & Production ETF

The Fund is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of publicly traded equity securities of companies included in the S&P® Oil & Gas Exploration & Production Select Industry® Index. The Fund is managed by SPDR® Series Trust (the “SPDR Trust”), a registered investment company that consists of numerous separate investment portfolios, including the Fund. The Fund trades on the NYSE Arca under the ticker symbol “XOP.” Information provided to or filed with the SEC by the SPDR Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at www.sec.gov.

As of March 31, 2020, the Fund’s ten largest company holdings include: Cabot Oil & Gas Corporation (6.95%), EQT Corporation (4.95%), Southwestern Energy Company (4.83%), Chevron Corporation (4.00%), Exxon Mobil Corporation (3.57%), Concho Resources Inc. (3.54%), Hess Corporation (3.48%), Range Resources Corporation (3.44%), Pioneer Natural Resources Company (3.26%) and ConocoPhillips (3.20%).

See “Reference Sponsors and Fund Descriptions—The SPDR® S&P® Oil & Gas Exploration & Production ETF” beginning on page S-43 of the accompanying underlying supplement for additional information about the Fund.

In addition, information about the Fund may be obtained from other sources including, but not limited to, the Fund’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the Fund is accurate or complete.

Historical Performance of the Fund

The following graph sets forth daily Closing Prices of the Fund for the period from January 1, 2015 to June 17, 2020. On June 17, 2020, the Closing Price of the Fund was $57.37. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Fund should not be taken as an indication of its future performance, and no assurances can be given as to the price of the Fund at any time during the term of the notes, including the Coupon Determination Dates. We cannot give you assurance that the performance of the Fund will result in any positive return on your investment.

Historical Performance of the Fund

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.  It does not apply to U.S. Holders subject to special rules including holders subject to Section 451(b) of the Code.

The U.S. federal income tax considerations of your investment in the notes are uncertain.  No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes.  In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts.  Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes.  If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes.  Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.  Although the tax treatment of the Contingent Coupon Payments is unclear, we intend to treat any Contingent Coupon Payments, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts.  It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss.  For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the accompanying underlying supplement.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether the Fund or any of the entities whose stock is included in the Fund would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Fund or one or more of the entities whose stock is included in the Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Fund and the entities whose stock is included in the Fund and consult your tax advisor regarding the possible consequences to you if the Fund or one or more of the entities whose stock is included in the Fund is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Fund or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Fund or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. Jefferies or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. Jefferies may receive a commission of $45.00 (4.50%) per $1,000 principal amount of the notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts will be 95.50% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 4.50% of the principal amount of the notes.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, Jefferies or any of our or its affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless Jefferies or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by Jefferies in a market-making transaction.

While Jefferies may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which Jefferies may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that Jefferies would be willing to pay, and the difference between that price and Jefferies’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if Jefferies continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which Jefferies would be willing to purchase the notes at that time, and could be lower than Jefferies’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which Jefferies or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated September 6, 2019, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 6, 2019, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.